UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

PURE BIOFUELS CORP.
(Name of Company)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74621R104
(CUSIP Number)

Michael T. Williams, Esq., Williams Law Group, P.A., 2503 W. Gardner Ct., Tampa FL 33611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2009, June 18, 2009, June 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ¨

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FDS Corporation S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 158,004,385
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 158,004,385
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,004,385 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.06% (2)
14	TYPE OF REPORTING PERSON* CO

(1)	Based upon following currently exercisable Warrants:

	Warrants to Acquire 6,666,666 shares of common stock of Pure Biofuels Corp. (“Pure”) on December 4, 2008
	Warrants to Acquire 62,500,000 shares of common stock of Pure on March 31, 2009 (pursuant to agreement dated March 27, 2009)
	Warrants to Acquire 26,666,666 shares of common stock of Pure on April 8, 2009 (pursuant to agreement dated Dec. 4, 2008)
	Warrants to Acquire 12,500,000 shares of common stock of Pure on April 28, 2009 (pursuant to agreement dated April 28, 2009)
	Warrants to Acquire 6,250,000 shares of common stock of Pure on June 18, 2009 (pursuant to agreement dated June 18, 2009)
	Warrants to acquire 43,421,053 shares of common stock of Pure on June 4, 2010 (pursuant to agreement dated June 4, 2010)

(2)	Based upon 236,387,893 current issued and outstanding shares of common stock of Pure Biofuels Corp. plus 158,004,385 shares beneficially owned by FDS Corporation S.A.

Item 1. Security and Company.

This statement relates to the common stock, par value $0.001 per share, of Pure Biofuels Corp., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 701 Brazos Street, Suite 1050, Austin, TX 78707.

Item 2. Identity and Background.

This Schedule 13D is being filed by:

(1)
(a) – (c) FDS Corporation S.A. (“FDS”) is a Republic of Panama company. The principal business of FDS is investment holdings. The business address for FDS is Vía España 122 Piso 14 Edificio Banco de Boston, Cuidad de Panama, Republica de Panama.

Juan Carlos Rosas is a director with voting and investment power over shares of the Pure Biofuels Corp. (the “Company”) held by FDS.

(d) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

All of the shares of Common Stock beneficially held by the Reporting Person were paid for using cash contributed by the Reporting Person’s owners.

Item 5. Interest in Securities of the Company.

(a) FDS is the beneficial owner of an aggregate of 158,004,385 shares of Common Stock of the Company, representing approximately 40.06% of the total issued and outstanding shares of Common Stock, computed as set forth in Item 14(2) above as of June 10, 2010.

(b) Juan Carlos Rosas is the director with voting and investment power over shares of the Company held by FDS.

(c) Since June 4, 2010, the Reporting Person has not effected any transactions relating to the Common Stock or any other equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 10, 2010

FDS Corporation S.A.

By:	/s/ Juan Carlos Rosas
Name:	Juan Carlos Rosas
Title:	Director